

February 25, 2021

Peter Buckland
Chief Financial Officer
Khosla Ventures Acquisition Co.
2128 Sand Hill Road
Menlo Park, CA 94025

      Re: Khosla Ventures Acquisition Co.
         Draft Registration Statement on Form S-1
         Submitted January 27, 2021
         Registration Statement on Form S-1
         Filed February 12, 2021
         Amendment No. 1 to Registration Statement on Form S-1
         Filed February 25, 2021
         File No. 333-253096

Dear Mr. Buckland:

      We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed February 12, 2021

Description of Securities, page 137

1.   Please revise your prospectus to describe the exclusive forum provision contained in Article X of your second amended certificate of incorporation filed as Exhibit 3.2 in your amended Form S-1 filed on February 25, 2021, including the relevant forum for litigation and any subject matter jurisdiction carve out. Please also describe, here and in a separately captioned risk factor, any risks or other impacts on investors, such as increased costs to bring a claim and that the provision may discourage claims or limit investors'

ability to bring a claim in a jurisdiction they find favorable. Finally, please include disclosure as to whether the provision applies only to state law claims or also to Exchange Act claims and/or Securities Act claims, and address any uncertainty about enforceability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jim Morrone, Esq.